SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D

          UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     (Amendment No. 1)*

NAME OF ISSUER:   ACORN VENTURE CAPITAL CORPORATION

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  004907101000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:
     Marian E. Gustafson
     100 Park Avenue, 23rd Floor
     New York, New York 10017
     (212) 481-9500

DATE OF EVENT WHICH REQUIRES FILING:  June 17, 1996

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box: ______

Check the following box if a fee is being paid with the
statement:     .  (A fee is not required only if the
reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall be note deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  004907101000

1.   NAME OF REPORTING PERSON:  Herbert Berman

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)           (b)  x

3.   (SEC USE ONLY)

4.   SOURCE OF FUNDS:  PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.

7.   SOLE VOTING POWER:  325,600

8.   SHARED VOTING POWER: -0-

9.   SOLE DISPOSITIVE POWER:  325,600

10.  SHARED DISPOSITIVE POWER: -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  325,600

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes  x      No

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             5.9%

14.  TYPE OF REPORTING PERSON:  IN

ITEM 1.  SECURITY AND ISSUER

          This Amendment No. 1, amends and supplements the
Schedule 13D, dated December 21, 1995, of Herbert Berman with respect to the Common Stock, $.01 par value (the
"Common Stock"), of Acorn Venture Capital Corporation, a
Delaware corporation (the "Company"). The principal executive offices of the Company are located at 522 Park
Street, Jacksonville, Florida 32204.

ITEM 2.  IDENTITY AND BACKGROUND

          (a) This Amendment No. 1 to Schedule 13D is being filed by Herbert Berman (the "Reporting Person").

          (b)  The principal business address of the
Reporting Person is located at 405 Lexington Avenue, New
York, New York 10174.

          (c) The Reporting Person is Of Counsel to the law firm of Tenzer Greenblatt LLP, having a principal place of business at the address set forth in Item 2(b).

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The Reporting Person purchased, on an individual basis, on June 18 and 19, 1996, an aggregate of 12,000 shares of Common Stock, for an aggregate purchase price of $34,250.

          The Reporting Person and the following persons reported purchases in their prior invidual filings, as a group, and accordingly are reporting the aggregate purchase by the group during the last 60 days, of 133,100 shares of Common Stock. Each of the parties identified, except as disclosed herein, disclaims acting as a group in holding or disposing of such shares and disclaims "beneficial ownership" in the shares of each of such persons (other than himself or herself). In addition, it is Reporting Person's belief that each member of the group is filing a Schedule 13D on an individual basis.

          Members of Group
          -----------------
          Edward N. Epstein
          Bert Sager
          Ronald J. Manganiello
          Stephen A. Ollendorff
          Paula Berliner


ITEM 4.   PURPOSE OF TRANSACTION

          The Reporting Person purchased the 12,000 shares of Common Stock for the purpose of investment and to encourage the present management to carry out its program to enhance shareholder value.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) As of June 25, 1996, the Reporting Person beneficially owned 325,600 shares of Common Stock, representing approximately 5.9% of the shares of Common
Stock outstanding as of that date.

          (b) The Reporting Person has sole voting and investment power of 325,600 shares of Common Stock bene-ficially owned by him.

          (c) On June 18 and 19, 1996, the Reporting Person purchased 12,000 shares of Common Stock of the Company, in open market transactions, for a purchase price of $34,250.

          (d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the 325,600 shares of Common Stock directly owned by the Reporting Person.


                          SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Schedule
13D is true, complete and correct.


Dated:  June 25, 1996

                              Herbert Berman
                              ---------------------------
                              HERBERT BERMAN